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Exhibit 16

February 6, 2001



Securities and Exchange Commission
Washington, DC  20549


Ladies and Gentleman:

We were previously principal accountants for Network Systems International, Inc. and, under the date of January 12, 2001, we reported on the financial statements of Network Systems International, Inc. as of September 30, 2000 and for the years ended September 30, 2000 and 1999. On January 31, 2001, our appointment as principal accountants was terminated. We have read Network Systems International, Inc.'s statements included under Item 4 of its Form 8-K dated February 6, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with Network Systems International, Inc.'s statement that the change was approved by the board of directors.

Very truly yours,

BY /S/ KPMG LLP


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